Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

June 9, 2014

Registration Statement No. 333-195332

Supplementing the Prospectus Supplement and Prospectus,
each dated April 17, 2014

John Deere Capital Corporation

$750 million 1.125% Senior Notes Due June 12, 2017

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series F
Issue Size:	$750 million
Trade Date:	June 9, 2014
Settlement Date (T+3):	June 12, 2014
Maturity Date:	June 12, 2017
Benchmark Treasury:	0.875% due May 15, 2017
Benchmark Treasury Yield and Price:	0.861%;100–01¼
Spread to Treasury:	28 basis points
Reoffer Yield:	1.141%
Coupon:	1.125%
Coupon Payment Dates:	Semi-annually on June 12 and December 12, commencing on December 12, 2014 and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.953% plus accrued interest from June 12, 2014
Gross Spread:	0.150%
Net Proceeds (%):	99.803% plus accrued interest from June 12, 2014
Net Proceeds ($):	$748,522,500 plus accrued interest from June 12, 2014
CUSIP:	24422ESN0
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
Co-Managers:	BNP Paribas Securities Corp.
RBC Capital Markets, LLC
The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848.

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